

December 21, 2020

Christopher Uchida
Chief Financial Officer and Corporate Secretary
Palomar Holdings, Inc.
7979 Ivanhoe Avenue, Suite 500
La Jolla, California 92037

>   **Re: Palomar Holdings, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2019**
>   **Filed February 28, 2020**
>   **Form 10-Q For the Period Ended September 30, 2020**
>   **Filed November 13, 2020**
>   **File No. 001-38873**

Dear Mr. Uchida:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Notes to Consolidated Financial Statements
Note 8: Reserve for Losses and Loss Adjustment Expenses, page 101

1. On page 102 you disclose that loss and loss adjustment expense reserve redundancies of $0.2 million in 2019 were related primarily to Texas homeowners' coverage; however, it is apparent that your loss development tables on pages 103 depict $1.1 million of favorable development for your Homeowners' line and $0.9 million unfavorable development for your Special Property lines. Please provide us proposed revised disclosure to be included in your upcoming 2020 Form 10-K that not only highlights this offsetting development but explains the underlying causes of each.

Form 10-Q For the Period Ended September 30, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operation
Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income Excluding Catastrophe Losses, page 40

2.   Please represent to us that you will not present your non-GAAP performance measure, adjusted net income excluding catastrophe losses, in your future annual or quarterly reports, earnings releases and/or any other material provided on your website or otherwise. In this regard, we note that you are in the business of writing insurance policies that specifically cover the catastrophe losses you remove in this non-GAAP performance measure and that these claims are normal, recurring cash operating expenses. See question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures, updated April 4, 2020. Note that you are not precluded from disclosing the impact of catastrophe losses in, for example, the form of expense and/or combined ratios that exclude catastrophe losses when accompanied by the appropriate expense or combined ratio for catastrophe losses and in the aggregate.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Rolf Sundwall at 202-551-3105 or Mark Brunhofer at 202-551-3638 if you have any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Finance